Exhibit (a)(3)

October 31, 2022

RE: Liquidation Opportunity for Inland Real Estate Income Trust, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of Inland Real Estate Income Trust, Inc. (the “REIT”) for $12.51 per share in cash. Comrit Investments 1, Limited Partnership (the “Purchaser”) is offering to pay you cash by purchasing up to 1,850,000 shares of the REIT’s common stock. But this offer expires on December 29, 2022, so you must act soon.

Based on the REIT’s public filings, including the statements below, we believe that shareholders’ liquidity is extremely limited. Specifically, the REIT’s filings say:

●	There is no established public trading market for the REIT’s shares and no assurance that one may develop. This inhibits the transferability of the REIT’s shares. The REIT’s charter does not require its directors to seek stockholder approval to liquidate the REIT’s assets by a specified date, nor does the charter require the REIT’s directors to list shares for trading by a specified date. There is no assurance the board will pursue a listing or other liquidity event at any time in the future.

●	Although the REIT has an operating share repurchase program (“SRP”), any shares accepted for ordinary repurchases and “exceptional repurchases” (as defined in the SRP) will be repurchased at 80% of the REIT’s estimated net asset value (“NAV”) per share.

●	The REIT estimated its per share NAV at $20.20 as of December 31, 2021. The REIT may publish an update to the estimated per share NAV during the period in which this offer is open. Shareholders should consult the REIT’s public filings pursuant to the Securities Exchange Act of 1934, as amended, for any such updates, which are available at www.sec.gov.

This offer will:

●	Allow you to take advantage of this opportunity to receive cash for your investment.

●	Eliminate the uncertainty of holding shares that currently have no liquid trading market.

●	Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser and its affiliates currently own approximately 169,677 shares of the REIT’s common stock, or approximately 0.5% of the common stock outstanding as of August 9, 2022.

If you are interested in this opportunity, please carefully review the included Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

If you act today, you can take part in this opportunity. The Purchaser will mail your check within three business days after the REIT confirms the transfer of shares, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded real estate investment trusts, some of which are outside the Purchaser’s control.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer